Exhibit 99.1

Envigado, May 31st, 2024

FILING OF THE 2023 ANNUAL REPORT REFERENCE FORM

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market that today submitted its annual report Reference Form for the year ended December 31, 2023, to the Comissão de Valores Mobiliários (CVM).

This report is available on the CVM website: https://sistemas.cvm.gov.br/